UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the Month of February 2025
Commission File Number: 001-41891
Vast Renewables Limited
(Translation of registrant’s name into English)
Suite 7.02, 124 Walker Street,
North Sydney NSW 2060,
Australia
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒     Form 20-F ☐   Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K
On February 10, 2025, Vast Renewables Limited (“Vast”) (Nasdaq: VSTE), a leading Australian clean energy solutions company, has achieved a breakthrough with the successful launch of a first-of-its-kind concentrated solar thermal power (“CSP”) receiver tower.
Forward-Looking Statements
The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the Port Augusta project, Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "project," "should," "will," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; Vast's ability to obtain financing on commercially acceptable terms or at all; Vast’s ability to manage growth; Vast's ability to execute its business plan, including the completion of the Port Augusta project , at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast's recent business combination; the inability to recognize the anticipated benefits of Vast's recent business combination; costs related to that business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast's products and services. Additional risks are set forth in the section titled "Risk Factors" in the Annual Report on Form 20-F for the year ended June 30, 2024, dated September 9, 2024, as amended on November 7, 2024, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast's expectations can be found in Vast's periodic filings with the SEC. Vast's SEC filings are available publicly on the SEC's website at www.sec.gov.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated February 10, 2025

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vast Renewables Limited

Date: February 10, 2025

	By:	/s/ Marshall D. Smith
	Name:	Marshall D. Smith
	Title:	Chief Financial Officer